Exhibit 12(a)
FPL GROUP, INC. AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
Three Months Ended March 31, 2003

(millions of dollars)
Earnings, as defined:
Net income	$175
Income taxes	78
Fixed charges, included in the determination of net income, as below	83
Amortization of capitalized interest	1
Distributed income of independent power investments	8
Less: Equity in earnings of equity method investees	34

Total earnings, as defined	$379

Fixed charges, as defined:
Interest charges	$77
Rental interest factor	5
Fixed charges included in nuclear fuel cost	1

Fixed charges, included in the determination of net income	83
Capitalized interest	25

Total fixed charges, as defined	$108

Ratio of earnings to fixed charges	3.51